UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On August 27, 2021, EXFO Inc., a Canadian corporation, announced that the transaction contemplated by the previously announced statutory plan of arrangement under the provisions of the Canada Business Corporations Act involving the Corporation and 11172239 Canada Inc., a corporation controlled by Germain Lamonde (the “Purchaser”), was completed earlier today (the “Arrangement”). Pursuant to the Arrangement, the Purchaser acquired all the issued and outstanding subordinate voting shares of EXFO, other than the subordinate voting shares held by the Purchaser, for US $6.25 per subordinate voting share in cash.

This report on Form 6-K sets forth the Certificate of Arrangement, Articles of Arrangement and Final Order. The Certificate of Arrangement, Articles of Arrangement and Final Order are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.

By:	/s/ Benoit Ringuette
Name: Benoit Ringuette
Title: General Counsel and Corporate Secretary

Date: August 27, 2021

                                                                                                                       Canada Business Corporations Act  AUGUST 27, 2021

 SCHEDULE A TO ARTICLES OF ARRANGEMENT OFEXFO Inc.PLAN OF ARRANGEMENT UNDER SECTION 192OF THE CANADA BUSINESS CORPORATIONS ACTARTICLE 1.INTERPRETATIONSection 1.1 DefinitionsUnless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):“Arrangement” means the arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser, each acting reasonably.“Arrangement Agreement” means the arrangement agreement dated June 7, 2021 among the Purchaser, the Corporation and G. Lamonde Investissements Financiers Inc. (including the schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms.“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Québec.“CBCA” means the Canada Business Corporations Act.“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.“Consideration” means $6.25 in cash per Subordinate Voting Share, without interest. “Corporation” means EXFO Inc.“Corporation DSUs” means the outstanding deferred stock units issued under the DSU Plan.

 “Corporation PSUs” means the outstanding performance share units issued pursuant to the LTIP.“Corporation RSUs” means the outstanding restricted stock units issued pursuant to the LTIP.“Corporation SARs” means the outstanding stock appreciation rights issued pursuant to the SAR Plan.“Court” means the Superior Court of Québec.“Depositary” means AST Trust Company (Canada) in its capacity as depositary for the Arrangement, or such other person as the Corporation and the Purchaser agree to engage as depositary for the Arrangement.“Director” means the Director appointed pursuant to Section 260 of the CBCA. “Dissent Rights” has the meaning specified in Section 3.1.“Dissenting Holder” means a registered SVS Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Subordinate Voting Shares in respect of which Dissent Rights are validly exercised by such holder.“DSU Plan” means the deferred stock unit plan of the Corporation effective as of January 12, 2005 and amended as of January 10, 2018.“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.“Effective Time” means 12:01 a.m. (Montreal time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date.“Final Order” means the final order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal.“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or(iv) any Securities Authority or stock exchange, including the Toronto Stock Exchange and the Nasdaq Global Select Market.“Interim Order” means the interim order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.      A-2

 B  “Law” means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, notices and protocols of any Governmental Entity, as amended.“Letter of Transmittal” means the letter of transmittal sent to holders of Subordinate Voting Shares for use in connection with the Arrangement.“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, restrictive covenant, assignment, lien (statutory or otherwise), defect of title or encumbrance of any kind.“LTIP” means the long-term incentive plan of the Corporation dated as of May 25, 2000 and amended as of January 9, 2004, January 12, 2005, January 6, 2016, January 10, 2018 and January9, 2019.“Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.“Multiple Voting Shares” means the multiple voting shares in the capital of the Corporation.“MVS Shareholders” means the registered or beneficial holders of the Multiple Voting Shares, as the context requires.“Parties” means the Corporation, the Purchaser and the Purchaser Parent and “Party” means any one of them.“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser, each acting reasonably.“PSU Agreement” means an agreement evidencing the terms of any Corporation PSU. “Purchaser” means 11172239 Canada Inc.“Rolling Shareholder” means Mr. Philippe Morin or a holding company to be held directly or indirectly by him that holds Subordinate Voting Shares.“RSU Agreement” means an agreement evidencing the terms of any Corporation RSU.“SAR Plan” means the Stock Appreciation Rights Plan of the Corporation established on August 4, 2001 and amended as of January 12, 2010.      A-3

 B-4  “Securities Authority” means the Autorité des marchés financiers (Québec), the United States Securities and Exchange Commission and any other applicable securities commission or regulatory authority of a province or territory of Canada, the United States or any other jurisdiction with authority in respect of the Parties and/or the Subsidiaries.“Securityholders” means, collectively, the Shareholders and the holders of Corporation DSUs, Corporation SARs, Corporation PSUs and Corporation RSUs.“Shareholders” means the SVS Shareholders and the MVS Shareholders.“Subordinate Voting Shares” means the subordinate voting shares in the capital of the Corporation.“SVS Shareholders” means the registered or beneficial holders of the Subordinate Voting Shares, as the context requires.“Tax Act” means the Income Tax Act (Canada).Section 1.2 Certain Rules of Interpretation.In this Plan of Arrangement, unless otherwise specified:  (1)  Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.  (2)  Currency. All references to dollars or to $ are references to United States dollars.  (3)  Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.  (4)  Certain Phrases and References, etc. The words “including,” “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement,” “hereof,” “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.  (5)  Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.  (6)  Computation of Time. For purposes of this Plan of Arrangement, a period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Montreal time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.  (7)  Time References. References to time are to local time, Montreal, Québec.      A-4

 B-5  ARTICLE 2.THE ARRANGEMENTSection 2.1 ArrangementThis Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.Section 2.2 Binding EffectThis Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Corporation, the Purchaser, all Securityholders (including Dissenting Holders), any agent or transfer agent therefor and the Depositary at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.Section 2.3 ArrangementPursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:  (1)  each Corporation DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan, shall, without any further action by or on behalf of a holder of Corporation DSUs, be deemed to be assigned and transferred by such holder to the Corporation in exchange for a cash payment from the Corporation equal to the Consideration, less applicable withholdings, and each such Corporation DSU shall immediately be cancelled and all obligations in respect of the Corporation DSUs shall be deemed to be fully satisfied;  (2)  each Corporation SAR outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the SAR Plan, shall, without any further action by or on behalf of a holder of Corporation SARs, be deemed to be assigned and transferred by such holder to the Corporation in exchange for a cash payment from the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of such Corporation SAR determined on the date of grant, less applicable withholdings (for greater certainty, where such amount is negative, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Corporation SAR any amount in respect of such Corporation SAR), and each such Corporation SAR shall immediately be cancelled and all obligations in respect of the Corporation SARs shall be deemed to be fully satisfied;  (3)  (i) each holder of Corporation DSUs and Corporation SARs shall cease to be a holder of such Corporation DSUs and Corporation SARs; (ii) such holder’s name shall be removed from each applicable register except for Corporation SARs for which there is no register; (iii) the DSU Plan and SAR Plan and all agreements relating to such Corporation DSUs and Corporation SARs shall be terminated and shall be of no further force and effect; and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(1) and Section 2.3(2), as applicable, at the time and in the manner specified in such Sections;  (4)  each outstanding Subordinate Voting Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens), and:      A-5

 B-6  (a)  such Dissenting Holder shall cease to have any rights as a SVS Shareholder other than the right to be paid the fair value of its Subordinate Voting Shares by the Purchaser in accordance with Article 3;  (b)  the name of such holder shall be removed from the register of holders of Subordinate Voting Shares maintained by or on behalf of the Corporation; and  (c)  the Purchaser shall be recorded as the holder of the Subordinate Voting Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens);  (5)  each outstanding Subordinate Voting Share (other than (i) Subordinate Voting Shares held by any Dissenting Holder who has validly exercised such holder’s Dissent Right and (ii) Subordinate Voting Shares owned or beneficially controlled by (x) the Purchaser, (y) the Rolling Shareholder (to the extent an agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to Closing such that the Rolling Shareholder will, effective upon Closing, become a shareholder of the Purchaser) or (z) any of their respective affiliates) shall be transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration per Subordinate Voting Share, and  (a)  the holder of such Subordinate Voting Share shall cease to have any rights as a SVS Shareholder other than the right to be paid the Consideration per Subordinate Voting Share in accordance with this Plan of Arrangement;  (b)  the name of such holder shall be removed from the register of holders of Subordinate Voting Shares maintained by or on behalf of the Corporation; and  (c)  the Purchaser shall be recorded as the holder of the Subordinate Voting Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and  (6)  (i) the LTIP relating to Corporation RSUs and Corporation PSUs shall be amended, restated or supplemented as is necessary to take into account the privatization of the Corporation, including for purposes of modifying the method, conditions and restrictions of exercise of Corporation RSUs and Corporation PSUs, adding a cash settlement feature with respect to the Corporation RSUs and modifying the valuation methodology, and (ii) each Corporation RSU and Corporation PSU outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of the holder thereof, remain outstanding and governed by the terms of the LTIP and any RSU Agreement and PSU Agreement, as applicable, in each case as amended, restated or supplemented in accordance with clause (i) of this paragraph.  ARTICLE 3.DISSENT RIGHTSSection 3.1 Dissent Rights  (1)  SVS Shareholders may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, Final Order and this Section 3.1; provided that notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Corporation at its registered office no later than 5:00 p.m. (local time in place of receipt) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).      A-6

 B-7  (2)  Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Subordinate Voting Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(4) and, if they:  (a)  are ultimately entitled to be paid fair value for such Subordinate Voting Shares, shall be entitled to be paid the fair value of such Subordinate Voting Shares by the Purchaser which fair value notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Subordinate Voting Shares; or  (b)  are ultimately not entitled, for any reason, to be paid fair value for such Subordinate Voting Shares, shall be deemed to have participated in the Arrangement on the same basis as SVS Shareholders who have not exercised Dissent Rights in respect of such Subordinate Voting Shares and shall be entitled to receive the Consideration per Subordinate Voting Share to which holders of Subordinate Voting Shares who have not exercised Dissent Rights are entitled under Section 2.3(5) hereof (less any amounts withheld pursuant to Section 4.3).  Section 3.2 Recognition of Dissenting Holders  (1)  In no case shall the Corporation, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered SVS Shareholder in respect of which such rights are sought to be exercised.  (2)  In no case shall the Corporation, the Purchaser or any other Person be required to recognize any SVS Shareholder who exercises Dissent Rights as a SVS Shareholder after the Effective Time.  (3)  SVS Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration per Subordinate Voting Share to which SVS Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(5) hereof (less any amounts withheld pursuant to Section 4.3).  (4)  In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to Dissent Rights: (a) holders of Corporation DSUs, Corporation SARs, Corporation RSUs or Corporation PSUs, and (b) SVS Shareholders who have failed to exercise all the voting rights carried by the Subordinate Voting Shares held by such holder against the Arrangement Resolution.  ARTICLE 4.CERTIFICATES AND PAYMENTSSection 4.1 Payment of Consideration  (1)  Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or arrange to be deposited, for the benefit of the SVS Shareholders (other than the Dissenting Holders and (i) the Purchaser, (ii) the Rolling Shareholder (to the extent an agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to Closing such that the Rolling Shareholder will, effective upon Closing, become a shareholder of the Purchaser) or (iii) any of their respective affiliates), cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Subordinate Voting Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Subordinate Voting Share for this purpose, net of applicable withholdings for the      A-7

 B-8  benefit of the SVS Shareholders. The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.  (2)  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Subordinate Voting Shares that were transferred pursuant to Section 2.3(5), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the SVS Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Subordinate Voting Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.  (3)  As soon as practicable after the Effective Date, the Corporation shall pay the amounts, net of applicable withholdings, to be paid to each holder of Corporation DSUs and Corporation SARs, either (i) in accordance with the normal payroll practices and procedures of the Corporation, or(ii) in the event that payment in accordance with the normal payroll practices and procedures of the Corporation is not practicable for any such holder, by cheque (delivered to such holder ofCorporation DSUs and Corporation SARs, as applicable, as reflected on the register maintained by or on behalf of the Corporation in respect of the Corporation DSUs and Corporation SARs).  (4)  Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Subordinate Voting Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Subordinate Voting Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former SVS Shareholder of any kind or nature against or in the Corporation or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Corporation, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.  (5)  Any payment made by way of cheque by the Depositary (or the Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Subordinate Voting Shares, Corporation DSUs and Corporation SARs in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.  (6)  No holder of Subordinate Voting Shares, Corporation DSUs and/or Corporation SARs shall be entitled to receive any consideration with respect to such Subordinate Voting Shares, Corporation DSUs and/or Corporation SARs other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1.  Section 4.2 Lost CertificatesIn the event any certificate which immediately prior to the Effective Time represented one or more Subordinate Voting Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register maintained by or on behalf of the Corporation, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available      A-8

 B-9  funds) representing the cash amount to which such holder is entitled to receive for such Subordinate Voting Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Corporation, the Purchaser and the Depositary in a manner satisfactory to the Corporation, the Purchaser and the Depositary (each acting reasonably) against any claim that may be made against the Corporation, the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.Section 4.3 Withholding RightsEach of the Corporation, the Purchaser and the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement, such amounts as the Corporation, the Purchaser or the Depositary determine, acting reasonably, are required or permitted, or reasonably believe to be required, to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law and shall remit such deduction and withholding to the appropriate Governmental Entity. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made.Section 4.4 CalculationsAll aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by the Corporation, the Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding, absent manifest error.Section 4.5 No LiensAny exchange or transfer of securities in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.Section 4.6 ParamountcyFrom and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Subordinate Voting Shares, Corporation DSUs, Corporation SARs, Corporation RSUs and Corporation PSUs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Securityholders, the Corporation, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement and, in respect of the Corporation RSUs and Corporation PSUs, in the LTIP and applicable RSU Agreement or PSU Agreement, in each case, as amended, restated or supplemented in accordance with this Plan of Arrangement, and(c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Subordinate Voting Shares, Corporation DSUs, Corporation SARs, Corporation RSUs or Corporation PSUs shall be deemed to have been settled,compromised, released and determined without liability except as set forth in this Plan of Arrangement and, in respect of the Corporation RSUs and Corporation PSUs, in the LTIP and applicable RSU Agreement orPSU Agreement, in each case, as amended, restated or supplemented in accordance with this Plan of Arrangement.      A-9

 B-10  ARTICLE 5. AMENDMENTS  Section 5.1 Amendments  (1)  The Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Corporation and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.  (2)  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation or the Purchaser at any time prior to the Meeting (provided that the Corporation or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.  (3)  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of the Corporation and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, approved by the Shareholders in the manner directed by the Court.  (4)  Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any Shareholders or (ii) is an amendment contemplated in Section 5.1(5).  (5)  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder.  (6)  This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.  ARTICLE 6.FURTHER ASSURANCESSection 6.1 Further AssurancesNotwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.      A-10

 [Unofficial Translation]  SUPERIOR COURT(Commercial Division)          CANADA          PROVINCE OF QUEBEC          DISTRICT OF    QUÉBEC      No:  200-11-027440-216        DATE:  August 20, 2021                  IN THE PRESENCE OF      THE HONOURABLE  CLÉMENT SAMSON, J.C.S.            IN THE MATTER OF THE PROPOSED ARRANGEMENT PURSUANT TO SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.C.S. 1985, c. C-44 AS AMENDEDEXFO INC.          Applicant          and          11172239 CANADA INC.          and          G. LAMONDE INVESTISSEMENTS FINANCIERS INC.          and          THE DIRECTOR          Impleaded Parties                    FINAL ORDER1            2 8440522 Canada Inc. (Re), 2013 ONSC 2509, par. 48.

 PAGE: 2    ON READING EXFO Inc.’s (“EXFO” or the “Applicant”) Application for an Interim and Final Order pursuant to the Canada Business Corporations Act, R.C.S. 1985,c. C-44 as amended (the “CBCA”), the exhibits, the sworn statements of Mr. Pierre Plamondon and Mr. Bertrand Gély filed in support thereof (the “Application”) and EXFO’s Plan of Argument for the Issuance of a Final Order;GIVEN that this Court is satisfied that the Director appointed pursuant to the CBCA has been duly served with the Application and has confirmed in writing that he would not appear or be heard on the Application;GIVEN the provisions of the CBCA;GIVEN the representations of counsel for EXFO and for 11172239 Canada Inc. (the “Purchaser”);GIVEN the Order rendered by this Court on July 15, 2021 (the “Interim Order”);GIVEN the following reasons,  a)  the Court is satisfied that the Arrangement (as defined hereinafter) satisfies the conditions of the CBCA,  b)  has a valid business purpose,  c)  resolves in a fair and balanced way the objections of those whose legal rights are being arranged,  d) and is fair and reasonable.The statutory requirements of the CBCA are metFirst, a notice to the Director appointed pursuant to section 260 of the CBCA was given and the Director indicated, in a letter dated August 19, 2021, that he did not wish to participate in the hearing of this Application.The exchange of securities for money results in the Plan of Arrangement being an arrangement within the meaning of the CBCA.The applicant is not insolvent, as evidenced by the financial statements as of August 31, 2020, the interim financial statements as of February and May 2021, and Mr. Plamondon’s statement made on August 16, 2021 (par. 36 and 37).

 PAGE: 3  [10]  The transaction cannot otherwise be conducted in a practical way by relying on any other provision of the CBCA due to the requirement that all shares must be redeemed and that the steps must be conducted in a specific order and at specific times.  [11]  The terms of the Interim Order were complied with to the satisfaction of the Court, including the calling of the shareholders' meeting, the quorum and the voting results.  The arrangement is submitted in good faith  [12]  To be considered submitted in good faith, a plan of arrangement must seek to further a valid business purpose, namely the continuity of the business2.  The arrangement is fair and reasonable  [13]  As stated in case law3, the Court must be satisfied that the arrangement has a valid business purpose and that the objections of those whose legal rights are being arranged are being resolved in a fair and balanced way.  [14]  An arrangement will be fair and balanced if, in the eyes of an intelligent and honest business person, it is acceptable. Given the price offered for each share in relation to its average value, the Court is of the view that an intelligent and honest business person would have likely accepted the offer that was made.  [15]  Another indication that leads the Court to determine that the arrangement is fair and reasonable is the fact that the vote was highly in favour of the arrangement (over 90%).  [16]  Moreover, the existence of a favourable opinion from an external professional accountant as to the fairness of the arrangement is a powerful piece of evidence in favour of assessing this standard. The price offered for the shares is within the range estimated by the professional accountant.  [17]  GIVEN that in accordance with the Interim Order, all holders of multiple voting shares (the “Multiple Voting Shares”) and subordinate voting shares (the “Subordinate Voting Shares”) (the holders of the Multiple Voting Shares and the holders of the Subordinate Voting Shares being collectively referred to as the “Shareholders”), the holders of SARs, whether vested or unvested (the “SAR Holders”), the holders of DSUs and PSUs, whether vested or unvested (collectively, the “Unitholders” and, together with the Shareholders and the SAR Holders, the “Securityholders”), the Purchaser and G. Lamonde Investissements    2 8440522 Canada Inc. (Re), 2013 ONSC 2509, par. 48.3 BCE Inc. v. 1976 Debentureholders, 2008 SCC 69, par. 138.

 PAGE: 4Financiers inc. are deemed to be impleaded parties to these proceedings and are therefore bound by the terms of this Order;FOR THESE REASONS, THE COURT:  [18]  GRANTS the Final Order sought in the Application;  [19]  DECLARES that the Application has been served in accordance with the Interim Order, that such service is valid and sufficient, and that it constitutes proper service of the Request;  [20]  DECLARES that the terms of the arrangement (the “Arrangement”), as more fully described in the plan of arrangement attached to this Order as Schedule A (the “Plan of Arrangement”), have been duly adopted in accordance with the Interim Order;  [21]  DECLARES that the Arrangement satisfies the conditions of the CBCA, that it has a valid business purpose, that it resolves in a fair and balanced way the objections of those whose legal rights are being arranged, and that it is fair and reasonable;  [22]  DECLARES that the Arrangement, as contemplated in the Plan of Arrangement, is hereby approved and ratified and ORDERS that the Arrangement, as may be amended in accordance with the Interim Order, take effect in accordance with the terms of the Plan of Arrangement on the Effective Date, as such term is defined in the Plan of Arrangement;  [23]  ORDERS provisional execution of this Final Order notwithstanding any appeal therefrom and without the necessity of furnishing any security;  [24]  DECLARES that the Court remains seized of this case in order to resolve any issues that may arise in connection with or in relation to the implementation of the Arrangement;  [25]  THE WHOLE, WITHOUT COSTS.  (s) Clément SamsonCLÉMENT SAMSON, j.c.s.Mtres Alain Riendeau and Brandon Farber Fasken Martineau DuMoulin LLP Attorneys for EXFO Inc.

 PAGE: 5  Mtre Ian Gosselin    Norton Rose Fulbright Canada LLP    Attorney for 11172239 Canada Inc.    Date of hearing:  August 20, 2021

     SCHEDULE APLAN OF ARRANGEMENT UNDER SECTION 192OF THE CANADA BUSINESS CORPORATIONS ACTARTICLE 1.INTERPRETATIONSection 1.1 DefinitionsUnless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):"Arrangement" means the arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser, each acting reasonably."Arrangement Agreement" means the arrangement agreement dated June 7, 2021 among the Purchaser, the Corporation and G. Lamonde lnvestissements Financiers Inc. (including the schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms."Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement."Articles of Arrangement" means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably."Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Quebec."CBCA" means the Canada Business Corporations Act."Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

     "Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement."Consideration" means $6.25 in cash per Subordinate Voting Share, without interest."Corporation" means EXFO Inc."Corporation DSUs" means the outstanding deferred stock units issued under the DSU Plan."Corporation PSUs" means the outstanding performance share units issued pursuant to the LTIP."Corporation RSUs" means the outstanding restricted stock units issued pursuant to the LTIP."Corporation SARs" means the outstanding stock appreciation rights issued pursuant to the SAR Plan."Court" means the Superior Court of Quebec."Depositary" means AST Trust Company (Canada) in its capacity as depositary for the Arrangement, or such other person as the Corporation and the Purchaser agree to engage as depositary for the Arrangement."Director" means the Director appointed pursuant to Section 260 of the CBCA."Dissent Rights" has the meaning specified in Section 3.1."Dissenting Holder" means a registered SVS Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Subordinate Voting Shares in respect of which Dissent Rights are validly exercised by such holder."DSU Plan" means the deferred stock unit plan of the Corporation effective as of January 12, 2005 and amended as of January 10, 2018."Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.  2

     "Effective Time" means 12:01 a.m. (Montreal time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date."Final Order" means the final order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal."Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the Toronto Stock Exchange and the Nasdaq Global Select Market."Interim Order" means the interim order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably."Law" means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, notices and protocols of any Governmental Entity, as amended."Letter of Transmittal" means the letter of transmittal sent to holders of Subordinate Voting Shares for use in connection with the Arrangement."Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right,  3 restrictive covenant, assignment, lien (statutory or otherwise), defect of title or encumbrance of any kind."LTIP" means the long-term incentive plan of the Corporation dated as of May 25, 2000 and amended as of January 9, 2004, January 12, 2005, January 6, 2016,January 10, 2018 and January 9, 2019."Meeting" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser."Multiple Voting Shares" means the multiple voting shares in the capital of the Corporation."MVS Shareholders" means the registered or beneficial holders of the Multiple Voting Shares, as the context requires."Parties" means the Corporation, the Purchaser and the Purchaser Parent and"Party" means any one of them."Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status."Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser, each acting reasonably."PSU Agreement" means an agreement evidencing the terms of any Corporation PSU."Purchaser" means 11172239 Canada Inc."Rolling Shareholder" means Mr. Philippe Morin or a holding company to be held directly or indirectly by him that holds Subordinate Voting Shares."RSU Agreement" means an agreement evidencing the terms of any Corporation RSU."SAR Plan" means the Stock Appreciation Rights Plan of the Corporation established on August 4, 2001 and amended as of January 12, 2010.  4

     "Securities Authority" means the Autorite des marches financiers (Quebec), the United States Securities and Exchange Commission and any other applicable securities commission or regulatory authority of a province or territory of Canada, the United States or any other jurisdiction with authority in respect of the Parties and/or the Subsidiaries."Securityholders" means, collectively, the Shareholders and the holders of Corporation DSUs, Corporation SARs, Corporation PSUs and Corporation RSUs."Shareholders" means the SVS Shareholders and the MVS Shareholders."Subordinate Voting Shares" means the subordinate voting shares in the capital of the Corporation."SVS Shareholders" means the registered or beneficial holders of the Subordinate Voting Shares, as the context requires."Tax Act" means the Income Tax Act (Canada).Section 1.2 Certain Rules of Interpretation.In this Plan of Arrangement, unless otherwise specified:Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.Currency. All references to dollars or to$ are references to United States dollars.Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.Certain Phrases and References, etc. The words "including," "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of," "the total of," "the sum of," or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." Unless stated otherwise, "Article" and "Section" followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms "Plan of Arrangement," "hereof," "herein" and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.  5

(6) **Computation of Time.** For purposes of this Plan of Arrangement, a period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Montreal time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(7) **Time References.** References to time are to local time, Montreal, Quebec.

ARTICLE 2.
THE ARRANGEMENT

Section 2.1 Arrangement

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Corporation, the Purchaser, all Securityholders (including Dissenting Holders), any agent or transfer agent therefor and the Depositary at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3 Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(1) each Corporation DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan, shall, without any further action by or on behalf of a holder of Corporation DSUs, be deemed to be assigned and transferred by such holder to the Corporation in exchange for a cash payment from the Corporation equal to the Consideration, less applicable withholdings, and each such Corporation DSU shall immediately be cancelled and all obligations in respect of the Corporation DSUs shall be deemed to be fully satisfied;

(2) each Corporation SAR outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the SAR Plan, shall, without any further action by or on behalf of a holder of Corporation SARs, be deemed to be assigned and transferred by such holder to the Corporation in

6

exchange for a cash payment from the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of such Corporation SAR determined on the date of grant, less applicable withholdings (for greater certainty, where such amount is negative, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Corporation SAR any amount in respect of such Corporation SAR), and each such Corporation SAR shall immediately be cancelled and all obligations in respect of the Corporation SARs shall be deemed to be fully satisfied;(i) each holder of Corporation DSUs and Corporation SARs shall cease to be a holder of such Corporation DSUs and Corporation SARs; (ii) such holder's name shall be removed from each applicable register except for Corporation SARs for which there is no register; (iii) the DSU Plan and SAR Plan and all agreements relating to such Corporation DSUs and Corporation SARs shall be terminated and shall be of no further force and effect; and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(1) and Section 2.3(2), as applicable, at the time and in the manner specified in such Sections;each outstanding Subordinate Voting Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens), and:such Dissenting Holder shall cease to have any rights as a SVS Shareholder other than the right to be paid the fair value of its Subordinate Voting Shares by the Purchaser in accordance with Article 3;the name of such holder shall be removed from the register of holders of Subordinate Voting Shares maintained by or on behalf of the Corporation; andthe Purchaser shall be recorded as the holder of the Subordinate Voting Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens);each outstanding Subordinate Voting Share (other than (i) Subordinate Voting Shares held by any Dissenting Holder who has validly exercised such holder's Dissent Right and (ii) Subordinate Voting Shares owned or beneficially controlled by (x) the Purchaser, (y) the Rolling Shareholder (to the extent an agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to Closing such that the Rolling Shareholder will, effective upon Closing, become a shareholder of the Purchaser) or (z) any of their respective affiliates) shall be transferred without any further act or formality by the holder thereof to the  7

     Purchaser (free and clear of all Liens) in exchange for the Consideration per Subordinate Voting Share, andthe holder of such Subordinate Voting Share shall cease to have any rights as a SVS Shareholder other than the right to be paid the Consideration per Subordinate Voting Share in accordance with this Plan of Arrangement;the name of such holder shall be removed from the register of holders of Subordinate Voting Shares maintained by or on behalf of the Corporation; andthe Purchaser shall be recorded as the holder of the Subordinate Voting Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and(6) (i) the LTIP relating to Corporation RSUs and Corporation PSUs shall be amended, restated or supplemented as is necessary to take into account the privatization of the Corporation, including for purposes of modifying the method, conditions and restrictions of exercise of Corporation RSUs and Corporation PSUs, adding a cash settlement feature with respect to the Corporation RSUs and modifying the valuation methodology, and (ii) each Corporation RSU and Corporation PSU outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of the holder thereof, remain outstanding and governed by the terms of the LTIP and any RSU Agreement and PSU Agreement, as applicable, in each case as amended, restated or supplemented in accordance with clause (i) of this paragraph.ARTICLE 3.DISSENT RIGHTSSection 3.1 Dissent RightsSVS Shareholders may exercise dissent rights ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, Final Order and this Section 3.1; provided that notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Corporation at its registered office no later than 5:00 p.m. (local time in place of receipt) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Subordinate Voting Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(5) and, if they:  8 are ultimately entitled to be paid fair value for such Subordinate Voting Shares, shall be entitled to be paid the fair value of such Subordinate Voting Shares by the Purchaser which fair value notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Subordinate Voting Shares; orare ultimately not entitled, for any reason, to be paid fair value for such Subordinate Voting Shares, shall be deemed to have participated in the Arrangement on the same basis as SVS Shareholders who have not exercised Dissent Rights in respect of such Subordinate Voting Shares and shall be entitled to receive the Consideration per Subordinate Voting Share to which holders of Subordinate Voting Shares who have not exercised Dissent Rights are entitled under Section 2.3(6) hereof (less any amounts withheld pursuant to Section 0).Section 3.2 Recognition of Dissenting HoldersIn no case shall the Corporation, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered SVS Shareholder in respect of which such rights are sought to be exercised.In no case shall the Corporation, the Purchaser or any other Person be required to recognize any SVS Shareholder who exercises Dissent Rights as a SVS Shareholder after the Effective Time.SVS Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration per Subordinate Voting Share to which SVS Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(6) hereof (less any amounts withheld pursuant to Section 4.3).In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to Dissent Rights: (a) holders of Corporation DSUs, Corporation SARs, Corporation RSUs or Corporation PSUs, and (b) SVS Shareholders who have failed to exercise all the voting rights carried by the Subordinate Voting Shares held by such holder against the Arrangement Resolution.  9

     ARTICLE 4.CERTIFICATES AND PAYMENTSSection 4.1 Payment of ConsiderationPrior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or arrange to be deposited, for the benefit of the SVS Shareholders (other than the Dissenting Holders and (i) the Purchaser, (ii) the Rolling Shareholder (to the extent an agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to Closing such that the Rolling Shareholder will, effective upon Closing, become a shareholder of the Purchaser) or (iii) any of their respective affiliates), cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Subordinate Voting Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Subordinate Voting Share for this purpose, net of applicable withholdings for the benefit of the SVS Shareholders. The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Subordinate Voting Shares that were transferred pursuant to Section 2.3(6), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the SVS Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Subordinate Voting Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.As soon as practicable after the Effective Date, the Corporation shall pay the amounts, net of applicable withholdings, to be paid to each holder of Corporation DSUs and Corporation SARs, either (i) in accordance with the normal payroll practices and procedures of the Corporation, or (ii) in the event that payment in accordance with the normal payroll practices and procedures of the Corporation is not practicable for any such holder, by cheque (delivered to such holder of Corporation DSUs and Corporation SARs, as applicable, as reflected on the register maintained by or on behalf of the Corporation in respect of the Corporation DSUs and Corporation SARs).Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Subordinate Voting Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this  10

     Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Subordinate Voting Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former SVS Shareholder of any kind or nature against or in the Corporation or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Corporation, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.Any payment made by way of cheque by the Depositary (or the Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains _unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Subordinate Voting Shares, Corporation DSUs and Corporation SARs in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.No holder of Subordinate Voting Shares, Corporation DSUs and/or Corporation SARs shall be entitled to receive any consideration with respect to such Subordinate Voting Shares, Corporation DSUs and/or Corporation SARs other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1.Section 4.2 Lost CertificatesIn the event any certificate which immediately prior to the Effective Time represented one or more Subordinate Voting Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register maintained by or on behalf of the Corporation, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the cash amount to which such holder is entitled to receive for such Subordinate Voting Shares under this Plan of Arrangement in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Corporation, the Purchaser and the Depositary in a manner satisfactory to the Corporation, the Purchaser and the Depositary (each acting reasonably) against any claim that may be made against the  11

     Corporation, the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.Section 4.3 Withholding RightsEach of the Corporation, the Purchaser and the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement, such amounts as the Corporation, the Purchaser or the Depositary determine, acting reasonably, are required or permitted, or reasonably believe to be required, to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law and shall remit such deduction and withholding to the appropriate Governmental Entity. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made.Section 4.4 CalculationsAll aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by the Corporation, the Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding, absent manifest error.Section 4.5 No LiensAny exchange or transfer of securities in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.Section 4.6 ParamountcyFrom and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Subordinate Voting Shares, Corporation DSUs, Corporation SARs, Corporation RSUs and Corporation PSUs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Securityholders, the Corporation, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement and, in respect of the Corporation RSUs and Corporation PSUs, in the LTIP and applicable RSU Agreement or PSU Agreement, in each case, as amended, restated or supplemented in accordance with this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Subordinate Voting Shares, Corporation DSUs, Corporation SARs, Corporation RSUs or Corporation PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement and, in respect of the Corporation RSUs and Corporation  12

     PSUs, in the LTIP and applicable RSU Agreement or PSU Agreement, in each case, as amended, restated or supplemented in accordance with this Plan of Arrangement.ARTICLE 5. AMENDMENTSSection 5.1 AmendmentsThe Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Corporation and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation or the Purchaser at any time prior to the Meeting (provided that the Corporation or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of the Corporation and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, approved by the Shareholders in the manner directed by the Court.Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided thatit concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of thisPlan of Arrangement and is not adverse to the interest of any Shareholders or (ii) is an amendment contemplated in Section 5.1(5).Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder.  13

     (6) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.ARTICLE 6.FURTHER ASSURANCESSection 6.1 Further AssurancesNotwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.  14